UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the Registrant is submitting the

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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Press release

Paris, 26 October 2017

Solid growth in third quarter 2017 revenue and adjusted EBITDA. Record mobile sales in France

•   Revenues grew 0.9% on a comparable basis to 10.274 billion euros in the third quarter of 2017, in line with the first half (+1.1%). The impact of new regulations in Europe, with the end of roaming charges for customers travelling in Europe, was largely offset by increased interconnection revenue with operators in other European countries (visitor roaming) resulting from increased usage by their customers on Orange networks across Europe.

France posted growth for the second consecutive quarter and the Europe segment continued to record sustained growth, driven by Spain and Central European countries. Revenue in the Africa & Middle East segment confirmed a return to solid growth, while revenue in the Enterprise segment fell 0.5% on a comparable basis. In the first nine months of 2017, revenues were 30.550 billion euros, up 1.0% (+317 million euros) on a comparable basis.

•   The Group’s adjusted EBITDA grew 2.1% in the third quarter of 2017 on a comparable basis, in line with the first half (+2.2%). This was despite the impact of the first full quarter since new European regulations ended roaming charges and increased interconnection costs with operators in other countries. In the first nine months of 2017, the Group’s adjusted EBITDA was 9.599 billion euros, an increase of 2.2% (+203 million euros) on a comparable basis.

Adjusted EBITDA from telecom activities rose 2.3% in the third quarter 2017 on a comparable basis, and was +4.7% excluding the negative impact of roaming regulation (-83 million euros). The adjusted EBITDA margin from telecom activities was 35.4%, an improvement of 0.5 percentage points compared with the third quarter of 2016.

•   Commercial momentum remained strong. Orange France posted its best third quarter results since 2008, with 320,000 net additions in mobile contract customers[1]. Among these, premium offers proved popular with customers. Net additions of mobile contract customers1 in France[2] and in the Europe segment totalled 494,000 (including +320,000 for Orange France), with the customer base up 3.2% at 30 September 2017. Orange had 33.0 million users of 4G in France and in the Europe segment at 30 September 2017, up 29% year on year.

The rapid expansion of fibre take-up continued in France and the Europe segment with 321,000 net additions in the third quarter. The fibre customer base reached 4.2 million at 30 September 2017, up 47% year on year.

Growth in convergent offers to consumers remained strong in France and Europe, with 10.1 million customers at 30 September 2017 (+11.6% year on year).

In Africa & Middle East, the mobile customer base rose 5.2% year on year, with 6.2 million net additions on a comparable basis.

•  The Group’s capital expenditure (capex) for the first nine months of the year was 4.873 billion euros, in line with the 2017 forecast of 7.2 billion euros. Capex increased by 2.8% compared to the first nine months of 2016 on a comparable basis. Capex from telecom activities (4.836 billion euros) rose 2.0% and the ratio of capex from telecom activities to revenues was 15.8%. Investments in fibre and in very high-speed mobile (4G and 4G+) rose 14.2% compared with the first nine months of 2016.

2017 outlook

For the full year 2017, Orange confirms that it expects adjusted EBITDA to be higher than that achieved in 2016 on a comparable basis, buoyed by strong commercial momentum, supported by investment, and continued effort on the transformation of the cost structure.

The Group also confirms its target to maintain a ratio of net debt to adjusted telecom EBITDA of around 2x in the medium term in order to preserve Orange’s financial strength and investment capacity. The Group will maintain its policy of selective, value-creating acquisitions, concentrating on markets in which it is already present.

As announced at the presentation of the 2016 full year results, the Board of Directors will propose to the Annual General Meeting of shareholders in 2018 the payment of a dividend of 0.65 euros per share for 2017. An interim dividend for 2017 of 0.25 euros per share will be paid on 7 December 2017[3].

On the publication of the results for the first nine months of 2017, Stéphane Richard, Chairman and CEO of the Orange Group, commented:

“This quarter demonstrates very good momentum at Orange, supported more than ever by investment in customer experience and our networks. We attracted nearly half a million mobile contract customers and 321,000 fibre customers in France and the Europe segment in the past three months. Despite new roaming regulation in Europe, we delivered revenue growth for the ninth consecutive quarter and adjusted EBITDA growth of 2.1%. Excluding regulatory changes, adjusted EBITDA rose 4.4%.

Orange France also confirmed its return to growth and had a particularly strong third quarter in mobile, with 320,000 net additions - its best performance since 2008. It was the same story in fibre, where 40% growth enabled us to reach more than 1.8 million customers. The continuing excellent performance in Spain and Romania, along with the return to growth in Africa & the Middle East, completed a positive picture for Orange as a whole this quarter.

Finally, I am delighted that we will launch Orange Bank next week. I can’t wait for customers to benefit from this new and unique offer.

These results have led us to confirm our outlook for 2017. We will provide more detail of our ambitious strategy to create value in the years ahead at an Investor Day on 7 December.”

The Board of Directors of Orange SA met on 25 October 2017 and examined the Group’s results to 30 September 2017.

The financial data and comparable basis data in this press release are unaudited.

More detailed information is available on the Orange website:

www.orange.com

Key figures

·   30 September data

	2017	2016	2016	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	30,550	30,233	30,401	1.0%	0.5%
Of which:
France	13,408	13,380	13,380	0.2%	0.2%
Europe	8,194	7,846	7,798	4.4%	5.1%
Spain	3,999	3,707	3,706	7.9%	7.9%
Poland	1,986	2,006	1,963	(1.0)%	1.2%
Belgium & Luxembourg	934	920	920	1.5%	1.5%
Central European countries	1,290	1,220	1,215	5.8%	6.2%
Intra-Europe eliminations	(14)	(6)	(6)	-	-
Africa & Middle East	3,756	3,676	3,887	2.2%	(3.4)%
Enterprise	5,393	5,463	5,466	(1.3)%	(1.3)%
International Carriers & Shared Services	1,234	1,357	1,360	(9.0)%	(9.3)%
Intra-Group eliminations	(1,436)	(1,489)	(1,490)	-	-
Adjusted EBITDA*	9,599	9,397	9,510	2.2%	0.9%
of which telecom activities	9,643	9,420	9,510	2.4%	1.4%
As % of revenues	31.6%	31.2%	31.3%	0.4 pt	0.3 pt
of which Orange Bank	(44)	(24)	-	-	-
CAPEX (excluding licences)	4,873	4,739	4,733	2.8%	3.0%
of which telecom activities	4,836	4,739	4,733	2.0%	2.2%
As % of revenues	15.8%	15.7%	15.6%	0.2 pt	0.3 pt
of which Orange Bank	37	-	-	-	-

·   Quarterly data

	third quarter	third quarter	third quarter	change comparable	change historical
	2017	2016	2016	basis	basis
In millions of euros		comparable basis	historical basis

Revenues	10,274	10,179	10,323	0.9%	(0.5)%
Of which :
France	4,529	4,519	4,519	0.2%	0.2%
Europe	2,789	2,684	2,670	3.9%	4.5%
Spain	1,371	1,288	1,288	6.4%	6.4%
Poland	661	670	657	(1.3)%	0.6%
Belgium & Luxembourg	316	311	311	1.7%	1.7%
Central European countries	447	418	417	6.9%	7.3%
Intra-Europe eliminations	(6)	(3)	(3)	-	-
Africa & Middle East	1,264	1,226	1,371	3.1%	(7.8)%
Enterprise	1,778	1,788	1,800	(0.5)%	(1.2)%
International Carriers & Shared Services	415	454	456	(8.6)%	(9.0)%
Intra-Group eliminations	(502)	(493)	(494)	-	-
Adjusted EBITDA*	3,622	3,548	3,597	2.1%	0.7%
of which telecom activities	3,638	3,556	3,597	2.3%	1.1%
As % of revenues	35.4%	34.9%	34.9%	0.5 pt	0.6 pt
of which Orange Bank	(17)	(8)	-	-	-
CAPEX (excluding licenses)	1,597	1,558	1,566	2.5%	2.0%
of which telecom activities	1,586	1,558	1,566	1.7%	1.2%
As % of revenues	15.4%	15.3%	15.2%	0.1 pt	0.3 pt
of which Orange Bank	12	-	-	-	-

* EBITDA adjustments are described in appendix 3.

Comments on key Group figures

Revenues

Group revenues rose 1.0% (+317 million euros) on a comparable basis[4] to 30.550 billion euros in the first nine months of the year. This was driven by fixed broadband services and mobile services, up 6.3% and 0.6% respectively compared with the first nine months of 2016.

In the third quarter of 2017, Group revenues grew 0.9% on a comparable basis, in line with the first half (+1.1%). The impact of the end of roaming charges in Europe was largely offset by revenue growth from interconnection charges billed to operators in other countries.

The third quarter 2017 revenue trends by region were as follows (on a comparable basis):

In France, revenues grew for the second consecutive quarter (+0.2%, compared with +0.5% in the second quarter). Growth remained sustained in fixed broadband services, +4.8% in the third quarter after 5.0% in the second quarter. Mobile services recorded a small decline of 1.6% (after -1.1% in the second quarter), despite the impact of new roaming regulation in Europe and the sharper decline in national roaming during the quarter.

In the Europe segment, revenues grew 3.9% in the third quarter of 2017, compared with +4.9% in the second quarter:

-  in Spain, growth in mobile services remained strong (+7.5% in the third quarter, unchanged from the second quarter), while fixed broadband rose 8.3%, as in the second quarter;

-  the trend is improving in Poland, with a small decline of 1.3% in the third quarter following -2.2% in the second quarter, boosted by high speed fixed broadband (up 6.6% after 2.2% in the second quarter). Mobile services declined 7.1% in the third quarter;

-  in Belgium & Luxembourg, revenues rose 1.7% in the third quarter with growth in convergent offers, partially offset by the decline in MVNOs;

-  Central European countries recorded revenue growth of 6.9% in the third quarter, in line with the second quarter (+7.1%), driven by growth in Romania (+10.4%) and Moldova (+5.0%).

Africa & Middle East posted a 3.1% increase in the third quarter, confirming the return to solid growth seen in the second quarter (+2.7%), led by Sonatel group, Côte d'Ivoire group and Morocco.

The revenue decline in the Enterprise segment was limited to 0.5% in the third quarter, mainly boosted by strong mobile equipment sales. The Cloud grew 37% during the quarter, while security services saw a 17% increase.

Customer base growth

The number of mobile customers at Group level was 207.5 million at 30 September 2017, up 3.2% year on year (+6.4 million net additions) on a comparable basis. Contract customers (73.2 million) rose 7.3% year on year.

In France[5], mobile contract customers[6] performed well, with 353,000 net additions during the quarter, driven by Open convergent offers (mainly Play and Jet) and Sosh digital offers. The rapid take-up of fibre continued, with 145,000 net additions in the third quarter and 1.835 million customers at 30 September 2017 (+40.3% year on year).

In Spain, commercial momentum remained strong, with 147,000 net additions of mobile contract customers in the third quarter of 2017, and with 137,000 net additions of fibre customers. Orange Spain had 2.084 million fibre customers at 30 September 2017.

In Poland, there were 89,000 net additions of mobile contract customers in the third quarter of 2017, with a contract customer base of 9.662 million at 30 September 2017 (+7.9% year on year).

In Belgium & Luxembourg, the mobile contract customer[7] base grew 2.3% year on year, with 18,000 net additions in the third quarter and a total of 2.389 million customers7 at 30 September 2017.

The Africa & Middle East segment had 126.7 million mobile customers at 30 September 2017, a year on year increase of 5.2% on a comparable basis (+6.2 million customers). Orange Money had 34.6 million customers at 30 September 2017, of which 10.7 million were active customers.

The group’s fixed broadband customers increased to 19.3 million at 30 September 2017, up 5.2% year on year. In particular, the number of fibre customers in France and the Europe segment (4.2 million customers at 30 September) rose 47%.

Consumer convergent offers accounted for 10.1 million customers in France and the Europe segment (+11.6% year on year), driven primarily by France (5.9 million), followed by Spain (3.1 million) and Poland (945,000). The Belgium & Luxembourg segment as well as Romania and Slovakia are also marketing convergent offers.

TV services had 8.9 million customers at 30 September 2017, a year on year increase of 8.8%.

Adjusted EBITDA

The Group’s adjusted EBITDA was 9.599 billion euros in the first nine months of 2017, a 2.2% increase (+203 million euros) on a comparable basis. Adjusted EBITDA from telecom activities was 9.643 billion euros at 30 September 2017, an increase of 2.4% (+222 million euros) on a comparable basis. The adjusted EBITDA margin for telecom activities was 31.6%, an increase of 0.4 percentage points compared with the first nine months of 2016.

In the third quarter of 2017, adjusted EBITDA from telecom activities was 3.638 billion euros, an increase of 2.3%. The adjusted EBITDA margin for telecom activities was 35.4%, up 0.5 percentage points compared with the third quarter of 2016.

The increase in adjusted EBITDA from telecom activities in the third quarter of 2017 (82 million euros on a comparable basis) was due to revenue growth (95 million euros), while operating costs saw a limited increase (13 million euros). The fall in certain other operating costs (interconnection charges, other networks and IT expenses, general and administrative expenses, operating taxes and levies) and the fall in personnel expenses, largely offset the increase in content costs and the purchase of client equipment.

In the first nine months of the year, personnel expenses for the Group declined 2.7% on a comparable basis, reflecting the lower average number of full-time equivalent employees during the period (also    -2.7%).

CAPEX

Group CAPEX rose 2.8% on a comparable basis to 4.873 billion euros in the first nine months of 2017. CAPEX from telecom activities (4.836 billion euros) rose 2.0% and the ratio of CAPEX from telecom activities to revenues was 15.8% (+0.2 percentage points compared with 30 September 2016).

Investments in fibre increased 6% on a comparable basis, most notably in France, Spain and Poland. A total of 24.6 million households had very high-speed broadband connectivity across the Group’s footprint at 30 September 2017 (+46% year on year), of which 11.3 million were in Spain, 8.4 million in France, 2.3 million in Romania (following the cross-network-sharing agreement with Telekom Romania) and 2.2 million in Poland.

The sharp increase in investment in very high-speed mobile services (+43%) was mainly due to the accelerated rollout in the Africa & Middle East segment and in France. At 30 September 2017, 4G covered 93.8% of the population in France, 94.6% in Spain, 99.8% in Poland, 99.6% in Belgium, 90.9% in Romania, 83% in Slovakia, and 98% in Moldova. In France and Spain, investments focused on improving service quality in public spaces and on public transport. 4G+ deployment also continued in France and in the other European countries.

In the Africa & Middle East segment, the increase in investment was mainly due to further deployment of 4G, particularly in Morocco, Egypt, Côte d’Ivoire and Senegal.

Investment in customer equipment remained stable as the development of convergent offers for cable in Belgium was offset by optimising the costs of Livebox and set-top boxes in France.

The store modernisation programme continued. At 30 September 2017, the Group had 260 stores based on the new Smart Store concept, with 96 in France, 134 in other European countries, and 30 in Africa & the Middle East.

Within IT systems, the necessary investments for the launch of Orange Bank was offset by a more selective approach in France and in Africa and the Middle East.

Review by operating segment

France

In France, revenues grew for the second consecutive quarter (+0.2% in the third quarter of 2017, following +0.5% in the second quarter). The slowdown between the two quarters was mainly due to mobile equipment sales, where the steady growth to date levelled off in the third quarter, while growth in services (led by fixed services) gathered pace.

Mobile services fell 1.6% in the third quarter of 2017, after a decline of 1.1% in the second quarter. The impact of the end of roaming charges in Europe was mostly offset by revenue growth from interconnection charges billed to operators in other countries. In addition, the contract customer base[8] grew, with 320,000 net additions during the quarter (almost double that of the third quarter of 2016), driven by convergent offers (including Play and Jet) and Sosh digital offers. Overall, the contract customer base8 was 18.6 million customers at 30 September 2017 (up +3.4% year on year). The number of SIM cards associated with consumer convergent offers stood at 9.0 million at the same date (+12.2% year on year). At 30 September 2017, 69% of consumer contracts included 4G (+12 percentage points year on year), and SIM-only offers accounted for 73% of consumer contracts (+11 percentage points year on year).

Fixed services rose 1.9% in the third quarter of 2017 after climbing 1.1% in the second quarter. Fixed broadband services continued to grow steadily (+4.8% in the third quarter after rising 5.0% in the second quarter), led by increases in both customer base and ARPU. The fixed broadband customer base had 11.1 million subscribers at 30 September 2017 (+3.2% year on year). This included 1.8 million fibre subscribers, an increase of 40.3% year on year. The quarterly ARPU of fixed broadband rose 1.4% in the third quarter of 2017, reflecting, in particular, the growing weight of fibre. Consumer convergent offers (5.9 million customers at 30 September 2017, a year on year increase of 9.2%) represented 58.6% of the consumer fixed broadband customer base (+3.0 percentage points in one year).

Fixed services to carriers and other fixed revenues increased 5.0% in the third quarter of 2017, compared with +2.5% in the second quarter, mainly due to fibre co-financing and unbundling. The continued decline of traditional telephony reached 10.7% in the third quarter.

Europe

Revenues in the Europe segment grew 3.9% in the third quarter of 2017 after rising 4.9% in the second quarter on a comparable basis. The slowdown in growth between the two quarters was mainly due to a slowdown in growth of mobile equipment sales (+12.8% in the third quarter, compared with +17.6% in the 2nd quarter).

Mobile services rose 2.3% in the third quarter of 2017 after rising 2.7% in the second quarter on a comparable basis. The impact of the end of roaming charges in Europe was mostly offset by revenue growth from interconnection charges billed to operators in other countries. Commercial activity in customer contracts remained very strong, with 351,000 net additions in the third quarter of 2017. The contract customer base was 34.2 million at 30 September 2017, an increase of 5.1% year on year, representing 69.6% of the total mobile customer base at that date (+5.9 percentage points year on year).

Revenue growth from fixed broadband accelerated, reaching 10.0% in the third quarter of 2017 on a comparable basis after +8.9% in the second quarter. This was due to rapid growth of fibre in Spain, the development of convergent offers in Belgium, and the improved trend in Poland. The fixed broadband customer base in the Europe segment was 7.0 million customers at 30 September 2017, a year on year increase of 8.9%.

Consumer convergent offers in the Europe segment totalled 4.2 million customers at 30 September 2017 (+15.0% year on year) with 109,000 net sales in the third quarter of 2017, mainly in Poland, Belgium and Romania.

Spain

In Spain, revenues grew 6.4% in the third quarter of 2017, after 8.8% in the second quarter. Mobile services and fixed broadband continued to grow steadily, matching the pace of the second quarter. The slowdown in growth in the third quarter was mainly due to the reduction in fixed services to international carriers. Revenues from customer convergent offers rose 11.8% in the third quarter of 2017, with 3.1 million customers at 30 September 2017 (+3.5% year on year). This equates to 82.8% of the consumer fixed broadband customer base at that date (+1.5 percentage points year on year).

Mobile service revenues increased 7.5% in the third quarter of 2017, identical to the growth in the second quarter. Revenues were boosted by ongoing enrichment of offers, the rollout of 4G (9.0 million users at 30 September 2017, +25% year on year) and the expansion of the contract customer base (+4.7% year on year, with 12.944 million customers at 30 September 2017). Growth in mobile services to other carriers was also significant, with higher revenue growth from visitors roaming, MVNOs and network sharing in the third quarter.

Revenue growth from fixed broadband remained buoyant (+8.3% in the third quarter, identical to that of the second quarter). Fixed broadband had 4.2 million customers at 30 September 2017 (+2.4% year on year) and ARPU rose 4.5%. Fibre continued its steady performance, with 137,000 net additions for the quarter. At 30 September 2017, fibre had 2.1 million customers (+47.7% year on year) and accounted for 50.0% of the fixed broadband customer base (+15.3 percentage points year on year). This was driven by the rapid expansion of the fibre network, which covered 11.3 million households at 30 September 2017 (+2.3 million year on year). TV services also grew rapidly, with 593,000 customers (+29.6% year on year).

Poland

Poland saw an improvement in its revenue trajectory, with a small decline of 1.3% in the third quarter of 2017 after -2.2% in the second quarter.

Consumer convergent offers continued to grow steadily, with 87,000 net additions in the third quarter of 2017, driven by the success of the Orange Love offers. A total of 945,000 customers subscribed to consumer convergent offers at 30 September 2017, a year on year increase of +56.7%.

Mobile services fell 7.1% in the third quarter of 2017, compared with -6.0% in the second quarter. The slowdown between the two quarters is a direct result of the impact of European roaming. Mobile service revenues continued to be affected by the development of instalment payments and SIM-only offers. The contract customer base recorded 89,000 net additions in the third quarter, partially reflecting the simplification and enrichment of offers in September. Contract customers totalled 9.7 million at 30 September 2017, a year on year increase of 7.9%. At the same date, 4G had 5.4 million users (+41% year on year).

The improving trend in fixed services (-1.7% in the third quarter of 2017 after declining 4.3% in the second quarter) reflected the change in fixed broadband, where revenues rose 6.6% in the third quarter of 2017, compared with 2.2% in the second quarter.

The fixed broadband customer base (2.4 million customers at 30 September 2017) increased 10.4% year on year, led by the rapid development of fixed 4G, fibre and VDSL. At 30 September 2017, these growth technologies represented 42% of the fixed broadband customer base, compared with 26% a year earlier, while TV services had 814,000 customers.

At the same time, carrier services were up 2.1% in the third quarter of 2017, driven by international services. The decline in traditional telephony was 13.3%.

Belgium & Luxembourg

Revenues from Belgium and Luxembourg rose 1.7% in the third quarter of 2017, compared with 3.5% in the second quarter. The slowdown between the two quarters reflected mobile service revenues (+0.6% in the third quarter of 2017, following +3.5% in the second quarter), impacted by the decline in MVNO revenues as the Lycamobile contract came to an end in July.

Excluding MVNOs, the growth in mobile services improved. In Belgium, there were 15,000 net additions[9] in the third quarter, and ARPU rose 2.7%. The contract customer base9 in Belgium and Luxembourg (2.389 million customers at 30 September 2017) grew 2.3% year on year, while 4G had 1.7 million users at 30 September 2017, a year on year increase of 24%. In addition, mobile equipment sales for the third quarter, up 4.4%, rose in line with the second quarter.

Fixed service revenues rose 27.7% in the third quarter of 2017, compared with 15.7% in the second quarter. This was driven by the success of the new Love convergent offers (mobile, internet + TV) in a highly competitive market. Consumer convergent offers reached 75,000 customers at 30 September 2017, compared with 18,000 a year earlier.

Central European countries

Revenues from Central European countries rose 6.9% in the third quarter of 2017, compared with 7.1% in the second quarter on a comparable basis.

In Romania, revenues rose 10.4% in the third quarter, following an increase of 11.0% in the second quarter. Mobile equipment sales continued to be robust for the second consecutive quarter. Mobile service revenues rose 5.0% (after 4.6% in the second quarter), driven by a sharp increase in visitor roaming and the continued growth in incoming traffic.

In Slovakia, revenues rose 0.4% in the third quarter of 2017, after an increase of 0.1% in the second quarter. The outlook for fixed services (carrier services) has improved. Mobile equipment sales remained steady, while mobile service revenues fell 1.5% in the third quarter.

In Moldova, revenues rose 5.0% in the third quarter of 2017, compared with +4.4% in the second quarter. This was driven by mobile equipment sales and fixed broadband, while mobile services continue to be impacted by the fall in international traffic.

The Central European countries had a mobile customer base of 15.0 million customers at 30 September 2017, 8.3 million of them on contracts, while the 4G mobile base (4.2 million users) grew significantly (+48% year on year). Fixed broadband in Central European countries had a total of 357,000 customers at 30 September 2017. Consumer convergent offers (Romania and Slovakia) had a total of 93,000 customers.

Africa & Middle East

With an increase of 3.1% in the third quarter of 2017, improved revenue in Africa and the Middle East confirmed the return to solid growth that began in the second quarter (+2.7%). Revenue growth in the third quarter was driven by Sonatel Group[10] (primarily in Mali and Guinea), the Côte d’Ivoire Group[11] (primarily Burkina Faso) and Morocco. Egypt, the Democratic Republic of Congo and Cameroon also recorded an improved trend in terms of commercial momentum and revenues.

The growth in mobile data services remained strong at +38% in the third quarter of 2017. 4G, which is available in 11 countries[12], had 10 million customers at 30 September 2017. Orange Money, which had 34.6 million customers at 30 September 2017 (including 10.9 million active customers), also registered strong revenue growth (+60% in the third quarter 2017).

The mobile customer base in Africa and the Middle East was 126.7 million at 30 September 2017, an increase of 5.2% (+6.2 million customers) year on year on a comparable basis.

Enterprise

Revenues from the Enterprise segment fell 0.5% in the third quarter of 2017, after -1.3% in the second quarter on a comparable basis. The improving trend in the third quarter was due to the mobile business (+10.7% after -0.2% in the second quarter), which recorded a high level of equipment sales. Mobile services returned a strong commercial performance in the third quarter, with 32,000 customer contract[13] net additions in France. However, mobile services revenues were impacted by the end of roaming charges in Europe.

IT and integration services grew 0.8% in the third quarter of 2017, after climbing 3.3% in the second quarter. Strong growth in Cloud services continued (+37%), while security services rose 17% and Applications[14] were up 5.5%.

There was a 3.4% decline in voice services in the third quarter of 2017, compared with -3.8% in the second quarter. The growth of voice over IP services partly offset the decline in traditional fixed telephony and customer relationship services (contact number services).

Data services recorded a fall of 3.8% in the third quarter of 2017, in line with the trend of the previous three quarters. This was linked to the non-renewal of various contracts (connectivity and broadcasting). There were 352,000 IPVPN subscribers at 30 September 2017 (+0.8% year on year).

International Carriers & Shared Services

Revenues from the International Carriers & Shared Services segment fell 8.6% in the third quarter of 2017 on a comparable basis, mainly due to the downturn in services to international carriers.

Schedule of upcoming events

•  7 December 2017: investor day

•  21 February 2018: presentation of 2017 annual results

Contacts

press: +33 (0)1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communications: +33 (0)1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Luca Gaballo
luca.gaballo@orange.com

Anna Vanova
anna.vanova@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

individual shareholders: 1010

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, risks related to banking activities, loss or disclosure to third parties of customers’ data, Orange’s ability to withstand intense competition in mature markets, networks or software failures due to cyberattacks, damage to networks caused by natural disasters, terrorist acts or other reasons, various frauds affecting Orange or its customers, Orange’s ability to retain the necessary skills given the high level of employee retirements and the development of new needs, difficulties in integrating newly acquired businesses as part of the telecommunication sector’s consolidation in Europe, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, possible adverse health effects associated with the use of telecommunications equipment, risks related to the single brand strategy, the eruption of a global financial or economic crisis, fiscal and regulatory constraints and changes, the results of litigation regarding regulations, competition and other matters, disagreements with its co-shareholders in companies that Orange does not control, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 6 April 2017 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on 7 April 2017 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: revenues by operating segment

	2017	2016	2016	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

September 30
France	13,408	13,380	13,380	0.2%	0.2%
Mobile services	4,800	4,897	4,897	(2.0)%	(2.0)%
Mobile equipment sales	478	458	458	4.4%	4.4%
Fixed services	7,718	7,603	7,603	1.5%	1.5%
Fixed services retail	4,694	4,699	4,699	(0.1)%	(0.1)%
Fixed wholesale and other fixed services	3,024	2,903	2,903	4.2%	4.2%
Other revenues	412	422	422	-	-
Europe	8,194	7,846	7,798	4.4%	5.1%
Mobile services	4,729	4,619	4,640	2.4%	1.9%
Mobile equipment sales	813	694	695	17.1%	16.9%
Fixed services	2,496	2,404	2,341	3.8%	6.6%
Other revenues	157	129	122	-	-
Of which:
Spain	3,999	3,707	3,706	7.9%	7.9%
Mobile services	2,070	1,922	1,959	7.7%	5.7%
Mobile equipment sales	407	366	366	11.0%	11.0%
Fixed services	1,519	1,417	1,380	7.2%	10.1%
Other revenues	2	1	1	-	-
Poland	1,986	2,006	1,963	(1.0)%	1.2%
Mobile services	873	935	922	(6.6)%	(5.3)%
Mobile equipment sales	211	164	166	28.7%	27.5%
Fixed services	802	834	808	(3.8)%	(0.7)%
Other revenues	99	74	67	-	-
Belgium & Luxembourg	934	920	920	1.5%	1.5%
Mobile services	771	762	762	1.2%	1.2%
Mobile equipment sales	82	84	84	(1.9)%	(1.9)%
Fixed services	64	54	54	19.2%	19.2%
Other revenues	16	21	21	-	-
Central European countries	1,290	1,220	1,215	5.8%	6.2%
Mobile services	1,026	1,006	1,002	2.0%	2.5%
Mobile equipment sales	113	80	80	40.7%	41.7%
Fixed services	112	100	100	12.4%	12.5%
Other revenues	38	34	34	-	-
Intra-Europe eliminations	(14)	(6)	(6)	-	-
Africa & Middle East	3,756	3,676	3,887	2.2%	(3.4)%
Mobile services	3,151	3,031	3,190	4.0%	(1.2)%
Mobile equipment sales	53	46	56	16.5%	(5.3)%
Fixed services	499	551	572	(9.4)%	(12.8)%
Other revenues	52	48	68	-	-
Enterprise	5,393	5,463	5,466	(1.3)%	(1.3)%
Voice services	1,090	1,141	1,137	(4.5)%	(4.2)%
Data services	2,040	2,109	2,100	(3.3)%	(2.9)%
IT and integration services	1,515	1,482	1,501	2.3%	1.0%
Mobile (services and equipment sales)	748	730	728	2.5%	2.8%
International Carriers & Shared Services	1,234	1,357	1,360	(9.0)%	(9.3)%
International Carriers	1,034	1,143	1,143	(9.5)%	(9.5)%
Shared Services	200	214	217	(6.6)%	(8.1)%
Intra-Group eliminations	(1,436)	(1,489)	(1,490)	-	-
Group total	30,550	30,233	30,401	1.0%	0.5%

	2017	2016	2016	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

3rd quarter
France	4,529	4,519	4,519	0.2%	0.2%
Mobile services	1,635	1,661	1,661	(1.6)%	(1.6)%
Mobile equipment sales	175	176	176	(0.8)%	(0.8)%
Fixed services	2,581	2,534	2,534	1.9%	1.9%
Fixed services retail	1,567	1,569	1,569	(0.1)%	(0.1)%
Fixed wholesale and other fixed services	1,013	965	965	5.0%	5.0%
Other revenues	138	148	148	-	-
Europe	2,789	2,684	2,670	3.9%	4.5%
Mobile services	1,629	1,592	1,602	2.3%	1.7%
Mobile equipment sales	271	241	242	12.8%	12.0%
Fixed services	832	803	781	3.5%	6.5%
Other revenues	57	48	45	-	-
Of which:
Spain	1,371	1,288	1,288	6.4%	6.4%
Mobile services	734	683	696	7.5%	5.5%
Mobile equipment sales	136	127	127	7.2%	7.2%
Fixed services	501	478	465	4.8%	7.8%
Other revenues	0	1	1	-	-
Poland	661	670	657	(1.3)%	0.6%
Mobile services	288	310	308	(7.1)%	(6.5)%
Mobile equipment sales	65	57	59	13.3%	9.6%
Fixed services	271	275	266	(1.7)%	1.6%
Other revenues	37	27	23	-	-
Belgium & Luxembourg	316	311	311	1.7%	1.7%
Mobile services	259	258	258	0.6%	0.6%
Mobile equipment sales	29	28	28	4.4%	4.4%
Fixed services	23	18	18	27.7%	27.7%
Other revenues	5	8	8	-	-
Central European countries	447	418	417	6.9%	7.3%
Mobile services	353	345	343	2.6%	3.0%
Mobile equipment sales	41	29	28	44.8%	45.7%
Fixed services	38	33	33	17.1%	17.1%
Other revenues	14	13	13	-	-
Intra-Europe eliminations	(6)	(3)	(3)	-	-
Africa & Middle East	1,264	1,226	1,371	3.1%	(7.8)%
Mobile services	1,062	1,014	1,135	4.7%	(6.4)%
Mobile equipment sales	17	13	17	36.1%	(0.9)%
Fixed services	167	181	192	(7.4)%	(12.8)%
Other revenues	17	18	26	-	-
Enterprise	1,778	1,788	1,800	(0.5)%	(1.2)%
Voice services	362	374	375	(3.4)%	(3.5)%
Data services	666	692	698	(3.8)%	(4.7)%
Data services	488	483	490	0.8%	(0.5)%
Mobile (services and equipment sales)	263	238	237	10.7%	11.1%
International Carriers & Shared Services	415	454	456	(8.6)%	(9.0)%
International Carriers	349	386	386	(9.5)%	(9.6)%
Shared Services	66	69	70	(3.6)%	(5.6)%
Intra-Group eliminations	(502)	(493)	(494)	-	-
Group total	10,274	10,179	10,323	0.9%	(0.5)%

Appendix 2: analysis of adjusted consolidated EBITDA

	2017	2016	change
		comparable basis	comparable basis
In millions of euros			(in %)

September 30
Revenues	30,550	30,233	1.0%
External purchases	(13,471)	(13,274)	1.5%
as % of revenues	44.1%	43.9%	0.2 pt
of which:
Interconnection costs	(3,963)	(4,008)	(1.1)%
as % of revenues	13.0%	13.3%	(0.3) pt
Other network and IT expenses	(2,264)	(2,234)	1.3%
as % of revenues	7.4%	7.4%	0.0 pt
Property, overheads, other expenses and capitalised costs	(2,274)	(2,276)	(0.1)%
as % of revenues	7.4%	7.5%	(0.1) pt
Commercial expenses and content costs	(4,969)	(4,756)	4.5%
as % of revenues	16.3%	15.7%	0.5 pt
Personnel expenses	(6,086)	(6,256)	(2.7)%
as % of revenues	19.9%	20.7%	(0.8) pt
Operating taxes and levies	(1,544)	(1,561)	(1.1)%
Other operating income and expenses	150	255	-
Adjusted EBITDA*	9,599	9,397	2.2%

	2017	2016	change
		comparable basis	comparable basis
In millions of euros			(in %)

3rd quarter
Revenues	10,274	10,179	0.9%
External purchases	(4,504)	(4,432)	1.6%
as % of revenues	43.8%	43.5%	0.3 pt
of which:
Interconnection costs	(1,323)	(1,333)	(0.8)%
as % of revenues	12.9%	13.1%	(0.2) pt
Other network and IT expenses	(722)	(730)	(1.1)%
as % of revenues	7.0%	7.2%	(0.1) pt
Property, overheads, other expenses and capitalized costs	(741)	(744)	(0.4)%
as % of revenues	7.2%	7.3%	(0.1) pt
Commercial expenses and content costs	(1,719)	(1,625)	5.7%
as % of revenues	16.7%	16.0%	0.8 pt
Personnel expenses	(1,915)	(1,918)	(0.1)%
as % of revenues	18.6%	18.8%	(0.2) pt
Operating taxes and levies	(300)	(339)	(11.4)%
Other operating income and expenses	67	58	-
Adjusted EBITDA*	3,622	3,548	2.1%

* Adjustments to the presentation of EBITDA are described in appendix 3.

Appendix 3: adjusted data to consolidated income statement

2017 data	3rd quarter 2017			September 30, 2017
In millions of euros	Adjusted data	Presentation adjustements	Income statement	Adjusted data	Presentation adjustements	Income statement
Revenues	10,274	-	10,274	30,550	-	30,550
External purchases	(4,504)	-	(4,504)	(13,471)	-	(13,471)
Other operating income	126	-	126	479	14	493
Other operating expense	(59)	-	(59)	(328)	(80)	(408)
Personnel expenses	(1,915)	(29)	(1,944)	(6,086)	(87)	(6,173)
Operating taxes and levies	(300)	-	(300)	(1,544)	5	(1,539)
Gains (losses) on disposal	-	-	-	-	(5)	(5)
Restructuring and integration costs	-	-	-	-	(75)	(75)
Adjusted EBITDA	3,622	(29)		9,599	(228)
Significant litigation	-	-	-	(61)	61	-
Specific personnel expenses	(29)	29	-	(87)	87	-
Review of the investments and business portfolio	-	-	-	(5)	5	-
Restructuring and integration costs	-	-	-	(75)	75	-
Other specific items	-	-	-	-	-	-
Reported EBITDA	3,593		3,593	9,371		9,371

2016 pro forma data	3rd quarter 2016			September 30, 2016
In millions of euros	Adjusted data	Presentation adjustements	Income statement	Adjusted data	Presentation adjustements	Income statement
Revenues	10,179	-	10,179	30,233	-	30,233
External purchases	(4,432)	-	(4,432)	(13,274)	-	(13,274)
Other operating income	181	-	181	587	7	595
Other operating expense	(123)	(1)	(124)	(332)	(62)	(394)
Personnel expenses	(1,918)	(36)	(1,954)	(6,256)	(121)	(6,377)
Operating taxes and levies	(339)	-	(339)	(1,561)	90	(1,471)
Gains (losses) on disposal	-	-	-	-	-	-
Restructuring and integration costs	-	(10)	(10)	-	(350)	(350)
Adjusted EBITDA	3,548	(47)		9,397	(435)
Significant litigation	(3)	3	-	37	(37)	-
Specific personnel expenses	(34)	34	-	(114)	114	-
Review of the investments and business portfolio	-	-	-	-	-	-
Restructuring and integration costs	(10)	10	-	(350)	350	-
Other specific items*	-	-	-	(8)	8	-
Reported EBITDA	3,501		3,501	8,962		8,962

2016 historical data	3rd quarter 2016			September 30, 2016
In millions of euros	Adjusted data	Presentation adjustements	Income statement	Adjusted data	Presentation adjustements	Income statement
Revenues	10,323	-	10,323	30,401	-	30,401
External purchases	(4,497)	-	(4,497)	(13,315)	-	(13,315)
Other operating income	162	-	162	525	7	532
Other operating expense	(120)	(1)	(121)	(293)	(62)	(355)
Personnel expenses	(1,920)	(36)	(1,957)	(6,240)	(121)	(6,361)
Operating taxes and levies	(350)	-	(350)	(1,568)	90	(1,478)
Gains (losses) on disposal	-	1	1	-	68	68
Restructuring and integration costs	-	(10)	(10)	-	(350)	(350)
Adjusted EBITDA	3,597	(46)		9,510	(367)
Significant litigation	(3)	3	-	37	(37)	-
Specific personnel expenses	(34)	34	-	(114)	114	-
Review of the investments and business portfolio	1	(1)	-	68	(68)	-
Restructuring and integration costs	(10)	10	-	(350)	350	-
Other specific items*	-	-	-	(8)	8	-
Reported EBITDA	3,551		3,551	9,143		9,143

* Transaction expenses related to the negotiations with Bouygues Telecom in connection with discussions that had begun in the 1st quarter of 2016 concerning a business combination between the two companies.

 Appendix 4: key performance indicators

	September 30, 2017	September 30, 2016
Orange Group		historical basis
Total number of customers* (millions)	268.994	255.515
Mobile customers* (millions)	207.519	194.146
- of which contract customers (millions)	73.182	68.173
Fixed broadband customers (millions)	19.327	18.372
TV customers (millions)	8.924	8.200
Orange - French market**
Mobile services
Number of customers* (millions)	31.624	29.508
- of which contract customers (millions)	28.433	25.759
Fixed services
Number of broadband customers (millions)	11.402	11.056
Broadband market share at end of period (%)	40.3***	40.3
Number of fixed line subscribers (millions)	18.462	18.920
France
Mobile services
Number of customers* (millions)	21.826	21.762
- of which contract customers (millions)	18.635	18.014
Total ARPU quarterly (euros)	22.3	22.5
Fixed services
Number of broadband customers (millions)	11.143	10.793
- of which fibre customers (millions)	1.835	1.308
Number of TV customers (millions)	6.841	6.512
Broadband ARPU quarterly (euros)	33.9	33.4
Number of fixed line subscribers (millions)	15.848	16.086
Number of wholesale lines (millions)	13.835	14.021
Europe****
Mobile services
Number of customers* (millions)	49.196	51.109
- of which contract customers (millions)	34.225	32.554
Fixed services
Number of broadband customers (millions)	7.006	6.432
Number of TV customers (millions)	2.026	1.635
Number of fixed lines (millions)	8.714	8.842
Spain
Mobile services
Number of customers* (millions)	15.913	15.662
- of which contract customers (millions)	12.944	12.361
Total ARPU quarterly (euros)	15.1	14.4
Number of MVNO customers (millions)	2.825	1.923
Fixed services
Number of broadband customers (millions)	4.168	4.070
- of which fibre customers (millions)	2.084	1.411
Number of TV customers (thousands)	593	458
Broadband ARPU quarterly (euros)	32.2	30.8
Poland
Mobile services
Number of customers* (millions)	14.358	16.267
- of which contract customers (millions)	9.662	8.957
Total ARPU quarterly (PLN)	30.5	27.9
Fixed services
Number of broadband customers (millions)	2.377	2.153
- of which VHBB customers (VDSL and fibre, thousands)	633	436
Number of TV customers (thousands)	814	761
Broadband ARPU quarterly (PLN)	58.1	59.9
Number of fixed lines (millions)	4.403	4.797
Belgium & Luxembourg
Mobile services
Number of customers* (millions)	3.971	3.925
- of which contract customers (millions)	3.353	3.164
Total ARPU quarterly - Belgium (euros)	25.9	24.7
Number of MVNO customers (millions)	1.069	1.992
Fixed services
Number of broadband customers (thousands)	103	43
Number of TV customers (thousands)	85	22
Number of telephone lines (thousands)	143	159
Central European countries
Mobile services
Number of customers* (millions)	14.954	15.255
- of which contract customers (millions)	8.266	8.073
Fixed services
Number of broadband customers (thousands)	357	165
Number of TV customers (thousands)	534	394
Africa & Middle East
Mobile services
Number of customers* (millions)	126.699	113.530
- of which contract customers (millions)	10.524	9.859
Fixed services
Number of broadband customers (thousands)	920	884
Total number of telephone lines (thousands)	1,091	1,110
Enterprise
France
Mobile services
Number of contract customers* (millions)	9.798	7.746
- of which machine-to-machine (millions)	7.055	5.104
Fixed services
Number of fixed lines (000s)	2,614	2,834
Number of IP-VPN accesses (000s)	296	294
Number of XoIP connections (thousands)	83	78
World
Number of IP-VPN accesses worldwide (thousands)	352	350
* Excluding customers of MVNOs
** Customers from Orange France and Enterprise sector in France.
*** Company estimate.
**** Europe: Spain, Poland, Belgium & Luxembourg, and Central European countries.

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

Reported EBITDA: operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

Adjusted EBITDA: reported EBITDA (see definition), adjusted for the impacts of key disputes, specific personnel expenses, the review of the portfolio of shares and operations, the cost of restructuring and consolidation, and, as applicable, other specific and systematically identified items. Since the 1st quarter of 2016, adjusted EBITDA excludes all income from the disposal of shares and operations and the adjusted EBITDA for past periods was revised accordingly. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies. Adjusted EBITDA is the new name (since the 4th quarter of 2016) for the restated EBITDA aggregate; the definition of this indicator is unchanged.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

Mobile services

Revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

Mobile ARPU: the quarterly average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and international roaming over the past three months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

Roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

Includes traditional fixed telephony, fixed broadband services, enterprise solutions and networks[15] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

Fixed broadband ARPU (ADSL, Fibre, VDSL, Fixed-4G, satellite and WiMAX): the quarterly average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past three months by the weighted average number of connections over the same period. The weighted average number of connections is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of connections at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per connection.

Fixed 4G (fLTE): fixed broadband offer using 4G technology as a substitute for the fixed-line network.

Convergence

Consumer convergent offers customer base: consists of consumer customers who have subscribed to offers combining at least a fixed broadband connection and a mobile contract.

[1] Excluding machine to machine

[2] Customers of Orange France and the Enterprise segment in France

[3] The ex-dividend date is set for 5 December 2017 and the record date for 6 December 2017.

[4] On a historical basis, revenues for the first nine months of 2017 saw a 0.5% increase compared with the previous year, which included:

  •  the impact of changes in scope of consolidation (+0.7 percentage points), mainly the acquisition of Cellcom in Liberia and Tigo in the Democratic Republic of the Congo (nine months and six months of activity in 2016 respectively), and the acquisition of entities from the Bharti group in Burkina Faso (with six months of activity in 2016) and in Sierra Leone (with five months of activity in 2016);

  •  the impact of foreign exchange variations (-1.3 percentage points), in particular with the drop in the Egyptian pound and, to a lesser extent, the increase in the Polish zloty and the US dollar.

[5] Includes Orange France customers and Enterprise customers in France.

[6] Excluding machine-to-machine.

[7] Excluding machine-to-machine.

[8] Excluding machine-to-machine.

[9] Excluding machine-to-machine.

[10] The managerial entity known as “Sonatel Group” combines Orange’s operations in Senegal, Mali, Guinea, Sierra Leone and Guinea Bissau.

[11] The managerial entity known as “Côte d’Ivoire Group” combines Orange’s operations in Côte d’Ivoire, Burkina Faso and Liberia.

[12] Excluding entities accounted for by the equity method.

[13] Excluding machine-to-machine.

[14] Applications include projects in the machine-to-machine and connected objects fields, the digital customer experience, data analysis (Big Data) and systems integration.

[15] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: October 26, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations